Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES CLOSING OF C$8 MILLION BOUGHT DEAL PRIVATE PLACEMENT

July 26, 2011

VANCOUVER, BRITISH COLUMBIA – Kimber Resources Inc. (NYSE AMEX:KBX, TSX:KBR) is pleased to announce that it has closed the bought deal private placement announced July 7, 2011 (the "Offering"). Kimber has issued 5,060,000 common shares (the "Shares") at a price of $1.60 per Share, for gross proceeds of $8,096,000.

The net proceeds of the Offering will be used for exploration and development at the Monterde property, including a pre-feasibility study and continued drilling, and for general corporate and working capital purposes.

The Shares issued through the Offering will be subject to a four month hold period in accordance with applicable Canadian securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Kimber
Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words "expect", "intend", "hopes", "should", "believe", "may", "will", "if", "anticipates", "potential for", "potentially", "suggests" and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Kimber’s latest Annual Report on Form 20-F as filed on SEDAR and EDGAR. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.